To announce the tender awarding of Banqiao Internet Data Center Construction Project Date of events: 2013/04/29 Contents:

1.	Type of contract: Building construction contract

2.	Date of occurrence of the event:2013/04/29~2013/04/29

3.	Counterparty to the contract and relationship between it and the Company: Li Jin Engineering Co.,

LTD.

4. Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and starting and ending dates of the contract), restrictive covenants, and other important stipulations: Contract out to construct two new buildings, one is a six-story office building (two stories underground), the other is an eleven-story data center building (two stories underground). The total floor areaF101,147.73 square meters. The contract completion dateF700 calendar days; Contract SumFNT$4,279,800,000

5. Name of the professional appraisal institution and its appraisal opinion (not applicable to mandating others to build on the Company’s own land; also, the appraisal opinion should include an appraisal of the reasonableness of the contractual method of cooperation):NA

6. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

7.	Is the appraisal report price a limited price or specific price?:NA

8.	Has an appraisal report not yet been obtained?: NA

9.	Reason an appraisal report has not yet been obtained: NA

10.	Concrete purpose/objective of the acquisition: for operation

11.	Do the directors have any objection to the present transaction?:None

12.	Any other matters that need to be specified: None